Exhibit 14.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form F-3 No. 333-47842 and No. 333-92493), of our report dated March 30, 2004, with respect to the consolidated financial statements and schedules of NUR Macroprinters Ltd. included in this Annual Report (Form 20-F) for the year ended December 31, 2003.

Tel-Aviv, Israel March 30, 2004
Yours truly,

/s/ KOST FORER & GABBAY A Member of Ernst & Young Global